EXHIBIT 99.2

V. I. TECHNOLOGIES, INC.

27,500,000 Shares of Common Stock

Offered Pursuant to Rights

Distributed to Stockholders

of V.I. Technologies, Inc.

March     , 2005

Dear Stockholder:

This notice is being distributed by V. I. Technologies, Inc. (“Vitex”) to all holders of record (“Recordholders”) of shares of its common stock, par value $0.01 per share (the “Common Stock”), at the close of business on March 9, 2005 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. The Rights and Common Stock are described in Vitex’s Prospectus dated March     , 2005 (the “Prospectus”).

In the Rights Offering, Vitex is offering an aggregate of 27,500,000 shares of Common Stock, as described in the Prospectus.

The Rights will expire, if not exercised, at 5:00 p.m., Eastern Standard Time, on April     , 2005 unless extended in the sole discretion of Vitex (as it may be extended, the “Expiration Time”).

As described in the accompanying Prospectus, you will receive 0.80 Rights for each share of Common Stock owned of record as of the close of business on the Record Date. Vitex will not issue fractional rights. Instead, Vitex will round up any fractional rights to the nearest whole right.

Each Right will allow you to subscribe for one share of Common Stock (the “Basic Subscription Privilege”) at the cash price of $0.20 per share (the “Subscription Price’).

The Rights will be evidenced by Rights certificates (the “Rights Certificates”) and will cease to have any value at the Expiration Time.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Rights Certificate;

3.	Instructions For Use of V. I. Technologies, Inc. Rights Certificates (including a Notice of Guaranteed Delivery for Rights Certificates Issued by V.I. Technologies, Inc. and Important Tax Information); and

4.	A return envelope addressed to American Stock Transfer & Trust Company, the Subscription Agent.

Your prompt action is requested. To exercise Rights, you should properly complete and sign the Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from American Stock Transfer & Trust Company at (800) 937 – 5449 or by contacting John Barr, President and Chief Executive Officer, at V. I. Technologies, Inc. at (617) 926 – 1551.

Very truly yours,

V. I. TECHNOLOGIES, INC.